
September 21, 2012

Via E-Mail
Mr. Brian J. Radecki
Chief Financial Officer
Costar Group, Inc.
1331 L Street, NW
Washington, DC 20005

> **Re:** **Costar Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 000-24531**

Dear Mr. Radecki:

We have reviewed your letter dated September 7, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 30, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1. We note from your response to prior comment 1 that the future projected cash flows from your international operations are not largely dependent on significant future investments in these operations. However, we note the disclosures on page F-28 of your Form 10-K and page 23 of your recent Form 10-Q that EBITDA for your international segment has been negative for the past three years and the six months ended June 30, 2012, respectively. We also note from your disclosure on page F-24 that the company has not

had sufficient taxable income historically to utilize the foreign deferred tax assets and it is uncertain whether you will generate sufficient taxable income in the future. In addition, your response to comment 1 in your letter dated August 14, 2012 indicates that the company will continue to make investments in the international reporting unit, which you believe will increase the total revenues earned by that reporting unit in the future and that you believe your investments and the resulting increases in revenue will result in positive cash flows in the international reporting unit in the future. Please clarify your current response in light of the disclosures noted herein and the information provided in your prior response and explain further the source of the projected cash flows used in your impairment analysis. To the extent the projected cash flow assumptions differ significantly from your historical results for your international operations, please explain further for us the source of your projected cash flows and any uncertainties associated with achieving such results.

You may contact Laura Veator, Staff Accountant at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief